

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

February 23, 2006

Dean Antonis
President and Treasurer
Auto Underwriters of America, Inc.
2755 Campus Drive, Suite 155
San Mateo, CA 94403

> **Re:** **Auto Underwriters of America, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **File No. 0-11582**

Dear Mr. Antonis:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Fiscal Year Ended June 30, 2005

Item 8a. Controls and Procedures, page 19

1.   We note your disclosure that you conducted an evaluation of the effectiveness of your disclosure controls and procedures as of June 30, 2005. Please amend your Form 10-KSB to include management's conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B.

Financial Statements

Statement of Cash Flows, F-5

2.   We note that you present the net change of finance receivables due to originations, purchases, and payments as operating activities and proceeds from the sale of finance receivables as investing activities. Please tell us whether you consider your finance receivables to be held-for-investment or held-for-sale and your basis for conclusion. Tell us your basis for your Statements of Cash Flows presentation of these cash flows. Refer to paragraph 8 of SOP 01-6 and paragraph 9 of SFAS 102.

Note J – Related Party Transaction, page F-11

3.   We note that you purchased 60% of total cost of goods sold from a related party during 2005 under a floor plan agreement, which is similar to a consignment agreement. Please tell us specific terms of your floor plan arrangement with Lawrence E. Gunnels and how you considered each of the criteria in paragraphs 7-17 of EITF 99-19 concerning gross versus net revenue presentation.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief